June 11, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Attn:     Robert S. Littlepage, Carlos Pacho

RE:	PRA Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2014 Filed March 2, 2015 File No. 000-50058

Ladies and Gentlemen:

PRA Group, Inc. (the “Company”) received from the Staff of the Securities and Exchange Commission (the “Commission”) a comment letter dated June 9, 2015 from Robert S. Littlepage of the Commission to Kevin P. Stevenson of the Company relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014 filed with the Commission on March 2, 2015 (the “Form 10-K”).  The comment letter requested a response within ten business days by providing the requested information or advising the Staff as to when the Company will provide the requested response. The Company hereby requests a fifteen business day extension to the original ten business day period, until July 15, 2015, in order to respond to the Staff’s comments.  The Company does not anticipate requiring more than the additional fifteen business days to respond to the Staff’s comments.

Thank you for your cooperation and attention to this matter.

PRA Group, Inc.

/s/ Kevin P. Stevenson
Kevin P. Stevenson
Chief Financial and Administrative Officer